SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 17, 2013

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXCEPT FOR REFERENCES TO “NET BOOKINGS, EXCLUDING EUV” AND “SYSTEM BACKLOG, EXCLUDING EUV,” EXHIBITS 99.1, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON S-8 (FILE NO. 333-13332), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034) OF ASML HOLDING N.V.

Exhibits

99.1	“ASML 2013 First-Quarter Results as guided, reiterates full year expectation—ASML leadership succession within the Board of Management” press release dated April 17, 2013

99.2	“ASML Q1 results as guided, reiterates full year expectation—ASML leadership succession within the Board of Management—ASML 2013 First Quarter Results” presentation dated April 17, 2013

99.3	Summary U.S. GAAP Consolidated Financial Statements

99.4	Summary IFRS Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: April 17, 2013	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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